Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/News Editors:
            Rogers Increasing Share Buyback Program and Setting Target Leverage
            Range

            <<
            NCIB Amended Upwards to Repurchase Additional Shares on Open Market;
            Company Sets Target Capital Structure Leverage Range
            >>

            TORONTO, May 19 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that the Toronto Stock Exchange ("TSX") has accepted a notice filed by
Rogers of its intention to amend upwards its current normal course issuer bid
("NCIB") for its Class B Non-Voting shares ("Class B shares") to repurchase additional shares.
            The Board of Directors of Rogers has and may continue to authorize such share repurchases because it believes that, at certain times, the purchase of
Class B shares may represent an appropriate and desirable use of Rogers'
available funds when, if in the opinion of management, the value of the Class
B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and may benefit the remaining shareholders by increasing the value of their equity interest in Rogers.
            The amended TSX notice provides that Rogers may, during the twelve month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 48 million Class B shares, which represents approximately 10% of the public float, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers considering market conditions, stock prices, its cash position, and other factors. As at May 15, 2009 there were approximately 519.554 million Class B shares issued and outstanding.
            There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB, and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No Normal Course
Issuer Bid is proposed to be made for Rogers' Class A Voting Shares.
            Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at the market price of the Class B shares at the time of the acquisition. Rogers will make no purchases under the
NCIB of Class B shares other than open market purchases which may be made during the period that the NCIB is outstanding. Subject to any block purchases made in accordance with the rules of the TSX, Rogers will be subject to a daily repurchase restriction of 0.53 million Class B shares.
            From time to time, when Rogers does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of Class B shares at times when Rogers ordinarily would not be active in the market due to its own internal trading blackout periods. Any such plans entered into with Rogers'
broker will be adopted in accordance with applicable securities law.
            In the past twelve months, Rogers has repurchased an aggregate 7,900,000
Class B shares pursuant to issuer bid exemption orders issued by the Ontario
Securities Commission and repurchased an aggregate 77,400 Class B shares pursuant to a prior normal course issuer bid. Of these, an aggregate 4,077,400
Class B shares were repurchased during 2008 and 3,900,000 Class B shares have been repurchased to date in 2009 under the current NCIB.
            Rogers also announced that it has set a target leverage range for its capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times.

            About the Company:

            Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based networks. Through Cable we are one of Canada's largest providers of cable television, high-speed Internet access and telephony. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

            Caution Regarding Forward-Looking Statements, Risks and Assumptions:

            This release includes forward-looking statements and assumptions concerning our business, its operations and its financial targets, performance and condition approved by management on the date of issuance. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, targets, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability. Except as otherwise indicated, this release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein. We caution that all forward-looking information, including any statement regarding targets or our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans and targets may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of our
2008 Annual MD&A and second quarter 2009 interim quarterly MD&A entitled
"Updates to Risks and Uncertainties", "Government Regulation and Regulatory
Developments", "Risks and Uncertainties Affecting our Businesses" and
"Government Regulation and Regulatory Developments."

            %CIK: 0000733099

            /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
            (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 15:04e 20-MAY-09